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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Information contained in this discussion is given as of May 6, 2005, unless otherwise indicated.

CORPORATE OVERVIEW

        Noranda is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 16,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges under the symbol "NRD".

        Noranda's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc and aluminum assets. Since 2002, Noranda has focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining ore bodies for future development.

FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of Noranda Inc. ("Noranda" or the "Company") and related notes for the year ended December 31, 2004. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Noranda's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Noranda; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

FINANCIAL SUMMARY

        Noranda Inc. (TSX, NYSE: "NRD.LV") reported on April 26, 2005 consolidated earnings of $176 million (basic earnings per share of $0.58 and diluted earnings of $0.57 per share) for the first quarter of 2005. This compares with earnings of $152 million (basic earnings per share of $0.50 and diluted earnings per share of $0.49) for the first quarter of 2004.

        Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

Summary of Earnings, Cashflow and Financial Position

	Three months ended March 31,
	2005	2004
	($ millions, except per share data)
Results of operations
Revenues	1,976	1,653
Income generated by operating assets(1)	455	361
Net income	176	152
Net income per common share — basic	$0.58	$0.50
— diluted	$0.57	$0.49

Cash flow
Cash flow from operations	385	260
Capital investments
Investment in growth projects	62	78
Sustaining capital expenditures	48	46

	Financial position — as at
	Mar. 31, 2005	Dec. 31, 2004
Cash and cash equivalents	1,000	884
Operating capital assets	4,892	4,870
Development projects	1,134	1,166
Total assets	9,782	9,628
Long-term debt(2)	2,695	2,858
Shareholders' equity	2,987	2,839
Net-debt-to-capitalization ratio(3)	35%	39%

(1)
Defined as net income before interest, corporate and general administration, research, development and exploration, minority interest, taxes and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it reflects the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

(2)
Including preferred share liabilities.

(3)
The "net-debt-to-capitalization" measure is not defined under GAAP and can be calculated as follows:

		Mar. 31, 2005	Dec. 31, 2004
		($ millions)
Long-term debt*		2,695	2,858
Debt due within one year		591	570
Cash and cash equivalents		(1,000)	(884)

Net debt	(1)	2,286	2,544

Interests of other shareholders		1,296	1,197
Shareholders' equity		2,987	2,839

Stockholders' interests (equity)	(2)	4,283	4,036

Net debt plus capitalization	(3)=(1)+(2)	6,569	6,580

Net-debt-to-capitalization ratio	(1)/(3)	35%	39%

*
Including preferred share liabilities

        Earnings per share are calculated as follows:

	Three Months
Earnings Available to Common Shareholders	2005	2004
	(US$ millions, except per share information)
Net income	176	152
Deduct
Preferred share dividends	3	4

Income available to common shareholders — basic	173	148

Impact of convertible debentures	2	1

Income available to common shareholders — diluted	175	149

Basic weighted average number of shares — 000s	296,856	295,595
Diluted weighted average number of shares — 000s	304,815	303,524

Basic earnings per common share	$0.58	$0.50

Diluted earnings per common share	$0.57	$0.49

Financial Profile and Results — First Quarter 2005

        Revenues for the first three months of 2005 totaled $2.0 billion compared to $1.7 billion in the same period of 2004. Revenues during the quarter were 20% higher compared to the first quarter of 2004. The increase was mainly due to higher realized metals prices and higher copper, nickel, zinc and aluminum sales volumes. Copper mine production increased to 118,600 tonnes from 99,700 tonnes in the first quarter of 2005. Significant production increases were achieved at the Antamina, Collahuasi and Kidd Creek mines. Refined nickel sales increased to 27,800 tonnes during the quarter from 24,900 tonnes in the year prior. Increases in mine output at the INO operations and increased custom feed processing contributed to the increased sales. In zinc, combined Brunswick and Antamina mine concentrate and Kidd Creek mine and refined zinc sales were higher at 116,200 tonnes, up from 114,900 tonnes in the first quarter of 2004. Kidd Creek zinc mine production increased to 27,400 tonnes from 20,800 tonnes in the respective quarter in 2004. Primary aluminum sales were 1,100 tonnes higher than last year at 61,800 tonnes, while fabricated foil products sales increased to 45,600 tonnes versus 42,400 tonnes in the first quarter of 2004. Increased sales combined with higher prices translated into increased revenues in each of the copper, nickel, zinc and aluminum business units.

        Realized prices were as follows:

	Prices Three Months
			Y-O-Y Change
Realized Metal Prices	2005	2004
	(US$ per pound)
Copper	1.54	1.17	32%
Nickel	7.03	6.88	2%
Zinc	0.63	0.52	21%
Aluminum	0.92	0.79	16%
Lead	0.49	0.41	20%

        Cost of operations totaled $628 million in the first quarter versus $464 million in the same period last year. The higher cost of operations in the quarter was attributable to the higher levels of operations in each of the business units. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs. The average value of one Canadian dollar increased to US$0.82 versus US$0.76 during the first quarter of 2004. The cost to purchase raw materials was higher at $775 million for the period in 2005 versus $711 million compared to 2004 as a result of higher metal prices and increased custom feed processing in the nickel business, offset by decreased throughput at the Horne and Altonorte smelters and CCR refinery. Depreciation, amortization and accretion expenses increased to $118 million from $117 million a year ago. Interest expenses increased to $32 million from $29 million a year ago. Corporate costs increased to $17 million from $13 million largely due to the timing of some expenditures. Research and exploration expenses increased to $12 million from $7 million in the same quarter last year. Minority interest in earnings of subsidiaries increased to $94 million from $79 million largely as a result of increased metal prices and sales volumes. Tax expenses recorded increased from $86 million a year ago to $123 million during the first quarter of 2005.

        Income generated by operating assets increased from $361 million a year ago to $455 million in the current quarter. Net income increased to $176 million or $0.58 per basic common share and $0.57 per diluted common share for the three months ended March 31, 2005. This compares with a net income of $152 million or $0.50 per basic and $0.49 per diluted common share in the same period of 2004.

        Consolidated assets totaled $9.8 billion as at March 31, 2005 compared with $9.6 billion at the end of 2004. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects as well as increased inventory investment due to the rise in metal prices and higher cash generated from operations.

Summary of Quarterly Results (2005 to 2003)

	March 31,		June 30,		September 30,		December 31,
	2005	2004	2004	2003	2004	2003	2004	2003
	(US$ millions, except per share data)
Revenues	1,976	1,653	1,694	1,112	1,716	1,165	1,915	1,324
Income (loss)	176	152	108	(12)	118	12	143	45
Basic net income (loss) per share	$0.58	$0.50	$0.35	$(0.09)	$0.39	$0.03	$0.47	$0.16
Diluted net income (loss) per share	$0.57	$0.49	$0.35	$(0.09)	$0.38	$0.03	$0.47	$0.15

CORPORATE DEVELOPMENTS

        On March 9, 2005, Noranda announced an all-encompassing plan to reposition itself as a much larger publicly-held company with a simpler ownership structure, and to bring the previously announced sale process to a conclusion. The proposal involved an issuer bid to purchase for cancellation $1.25 billion of Noranda common shares in exchange for a new series of junior preferred shares (Series 1, 2 and 3). The issuer bid offer had an expiry date of April 28, 2005.

        The proposal also involved the acquisition of all outstanding Falconbridge Limited common shares that it currently did not own by means of a merger offer. The merger offer proposed to exchange 1.77 Noranda common shares for each outstanding Falconbridge common share that the Company does not own. That step would involve the issuance of up to 133 million new Noranda common shares (a net issue of up to 70 million new shares after the completion of the issuer bid). The offer to exchange Falconbridge common shares for Noranda common shares had an expiry date of May 5, 2005.

        Subsequent to the end of the quarter, Noranda completed on May 4, 2005 its previously announced issuer bid to exchange Noranda commons shares for the new Junior Preferred Shares. A total of 63,377,140 Noranda common shares were taken up as a result of this offer and a total of 50,000,000 new junior preferred shares (Series 1, 2 and 3) were issued as consideration.

        Also subsequent to the end of the quarter, Noranda announced on May 6, 2005 the results of its previously announced merger offer to Falconbridge minority common shareholders whereby the Company offered to exchange 1.77 Noranda common shares for each outstanding Falconbridge common share that the Company currently does not own. The Company confirmed that 58,476,589 million Falconbridge common shares were validly deposited under the offer, representing 78% of the shares held by the minority shareholders. Noranda is proceeding to take up all shares validly deposited, and will increase its ownership to 164,235,689 million, or 91%, of the outstanding Falconbridge common shares. The Company announced that it intends to proceed to acquire any remaining Falconbridge common shares not tendered to the merger offer and expects this process to be completed by the end of August, 2005.

        On April 19. 2005, the Company and Barrick Gold Corporation finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

REVIEW OF OPERATIONS

Copper

        Revenues:    For the first quarter of 2005, consolidated revenues of $980 million increased 16% from $844 million in the first quarter of 2004. The increase reflects higher realized copper, zinc and precious metals prices, and higher copper sales volumes. Total sales of copper during the quarter were 213,800 tonnes versus 213,400 tonnes in the same period in 2004. Increased concentrate sales from Antamina, Collahuasi and Lomas Bayas were offset somewhat by decreased copper sales from the Altonorte smelter, the Horne smelter and the CCR refinery. Sales of zinc concentrate and metal from Kidd Creek increased significantly to 40,900 tonnes from 26,500 tonnes the year prior. The realized copper price of $1.54/lb. increased by 32% in the quarter compared to $1.17/lb. realized in the same period in 2004. Kidd Creek realized a zinc price of $0.63/lb., an increase of 21% in the quarter compared to $0.52/lb. realized in the same period in 2004. Also contributing to copper group earnings was increased recoveries and sales of by-product molybdenum concentrate from the Antamina mine. A molybdenum price of $24/lb. was realized during the quarter resulting in Noranda's share of molybdenum revenues totalling approximately $31 million.

        Costs:    Total operating expenses increased to $749 million from $705 million in the first quarter of 2004. Cost of operations increased to $254 million from $195 million in the same period last year as a result of increased mine output at Antamina and expansion related output increases at Collahuasi. Cost of purchased raw materials decreased to $440 million from $462 million in the first quarter of 2004. Cost of raw materials decreased due to reduced levels of output at the Horne smelter and CCR refinery, and Altonorte smelter. The operating cash cost of producing a pound of copper in the first quarter of 2005 increased to $0.35/lb. from $0.25/lb. in the first quarter of 2004.

        Operating income:    Operating income for the Copper Business in first quarter 2005 increased to $231 million from $139 million a year ago due to the impact of higher copper, zinc and precious metals prices. Reduced treatment and refining charge revenues at the Altonorte, Horne and CCR that resulted from decreased throughput were somewhat offset by higher prices and treatment and refining charges. Also offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

        Production:    During the first quarter of 2005, copper mine production from Canadian and South American operations totaled 105,500 tonnes, compared to 86,000 tonnes a year ago. Significant increases in mined copper output were achieved at Antamina due to improved ore grades and at Collahuasi as a result of the expansion and shift to mining the Rosario pit. Refined copper production totaled 121,600 tonnes of copper cathode in the first quarter of 2005 versus 133,800 tonnes in the first quarter of 2004. Smelter output at Altonorte was impacted by a scheduled maintenance shutdown. Refined copper production at CCR was affected by the decreased Altonorte anode output and shipping delays. Zinc-in-concentrate production from within the copper business totalled 27,400 tonnes at Kidd Creek, an increase from 20,800 tonnes in the first quarter of 2004. Zinc-in-concentrate production at Antamina decreased to 20,200 tonnes from 22,500 tonnes a year ago due to a shift in the mine plan towards higher copper ores.

Nickel

        Revenues:    For the first quarter of 2005, consolidated revenues of $538 million increased from $481 million in the first quarter of 2004. Sales volumes of nickel increased 17% to 21,300 tonnes from 18,100 tonnes in the first quarter of 2004 and copper sales volumes of 15,500 tonnes increased by 17% from 13,200 tonnes a year ago as production was impacted by a three week strike at the Sudbury Operations during the first quarter of 2004. At Falcondo, ferronickel sales volumes decreased by 4% to 6,500 tonnes from 6,800 tonnes in the first quarter of 2004. Cobalt sales volumes at 874 tonnes decreased by 4% from 2004 levels. Realized nickel prices of $7.03/lb. increased by 2% in the quarter compared with $6.88/lb. in the same period in 2004. Realized ferronickel prices of $6.70/lb. decreased by 1% in the quarter compared with $6.80/lb. in the same period in 2004. Precious metals revenues increased by $6 million in the first quarter of 2005 compared to the same period in 2004.

        Costs:    Total operating expenses increased to $344 million from $294 million in the first quarter of 2004. Cost of operations increased to $173 million from $140 million in the same period last year reflecting a full quarter of operations at Sudbury (the 2004 period contained the strike in Sudbury), new production costs at the recently commissioned Montcalm mine and increased oil purchase costs at Falcondo related to energy generation. Falcondo's oil costs rose from $32 per barrel in the first quarter of 2004 to $39 in the most recent quarter. The cost of purchased raw materials increased to $142 million from $122 million in the first quarter of 2004 as the increase in metal prices impacted the cost of feed acquisition and due to additional sales volumes of custom feeds. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $2.94 in the first quarter of 2005, compared with $2.72 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines, was $2.51. The $0.09/lb., or 3%, decrease from the 2004 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset the impact of the stronger Canadian dollar. Falcondo's operating cash cost per pound of ferronickel increased by 34% in the first quarter of 2005 to $3.88, mainly due to the increase in oil prices, maintenance costs and the impact on fixed costs of the slightly reduced production volumes.

        Income generated by operating assets:    First quarter operating income for the Nickel Business totalled $194 million, compared to $187 million in the first quarter of 2004. The $7 million increase was mainly due to the impact of higher nickel and copper sales volumes, higher precious metals revenues and the elimination of strike costs that were in the first quarter 2004 results. These increases were somewhat reduced by the impact of the strengthening Canadian dollar on unit production costs at the Canadian operations, higher oil costs at Falcondo and lower cobalt and ferronickel sales volumes.

        Production:    Total refined nickel production was 27,900 tonnes during the quarter versus 26,900 tonnes during the same period in 2004. Sudbury mines production was 6,100 tonnes of nickel and 6,000 tonnes of copper during the first quarter of 2005, compared with 4,400 tonnes of nickel and 3,800 tonnes of copper in the first quarter of 2004. The increase in production was primarily attributed to the impact of the strike by production and maintenance workers in the first quarter of 2004. At Raglan, nickel-in-concentrate production in the quarter was 6,000 tonnes and contained copper production was 1,500 tonnes, compared with 6,700 tonnes of nickel and 1,700 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades which more than offset a 4% increase in ore tonnes mined. In the first full quarter after achieving commercial production, Montcalm mine contained nickel production was 1,900 tonnes and contained copper production was 1,000 tonnes. At the Sudbury smelter, nickel-in-matte production in the first quarter of 2005 increased to 17,400 tonnes from 11,400 tonnes in the same period of 2004, as a result of the treatment of higher concentrate tonnages with lower feed grades. At the Nikkelverk refinery, nickel and cobalt production during the quarter established new production records. Total refined nickel production was 21,500 tonnes in the first quarter of 2005, compared to 18,900 tonnes in the same period in 2004. In the first quarter of 2005, Falcondo produced 6,500 tonnes of nickel in ferronickel, compared with 8,000 tonnes in the first quarter of 2004. Production in the quarter was negatively impacted by a longer than anticipated ramp up of one of the furnaces after a maintenance shutdown and the impact of heavy rains in January. The shortfall in production is expected to be recovered over the balance of the year.

Zinc

        Revenues:    Total zinc revenues increased to $119 million or 40% higher than the $85 million recorded during the first quarter of 2004 due to higher prices for zinc, lead and other by-products. In the first quarter of 2005, sales volumes of zinc-in-concentrates decreased 19% to 60,100 tonnes from 74,100 tonnes in the first quarter of 2004. First quarter 2005 lead metal sales increased to 21,700 tonnes from 21,200 tonnes in the same period a year ago. The average LME price per pound of zinc during the first quarter was $0.60/lb. versus $0.49/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.49/lb. versus $0.41/lb. in the same period last year.

        Costs:    Total operating expenses increased to $113 million from $83 million in the first quarter of 2004. Cost of purchased raw materials increased to $54 million from $31 million in the first quarter of 2004. Cost of raw materials increased along with the rise in zinc and lead prices. At the Brunswick mine, the operating cash cost per pound of mined zinc was $0.40 in the first quarter of 2005, an increase of 21% from $0.33 for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher treatment and freight charges, and also reflects the closure of the Bell Allard mine late in 2004.

        Income generated by operating assets:    The first quarter 2005 operating income of the Zinc Business was $6 million compared with $2 million for the first quarter of 2004. The $4 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

        Production:    Contained zinc production was 67,100 tonnes in the first quarter of 2005, compared to 100,300 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004.

        The Brunswick lead smelter consumed 51,400 tonnes of lead concentrates and secondaries during the first quarter of 2005, compared to 63,600 during the same period in 2004. Lead metal production was 21,600 tonnes in the first quarter of 2005, compared to 25,100 tonnes in the same period in 2004. The decreased feed consumption and lead metal output at the Brunswick Smelter is due to the acid plant requiring an unplanned maintenance shutdown during January and a difficult start-up due to cold winter weather.

Aluminum

        Revenues:    Total aluminum revenues increased to $297 million or 46% higher than the $204 recorded during the first quarter of 2004. Sales volumes of primary aluminum increased 2% to 61,800 tonnes from 60,700 tonnes in the first quarter of 2004. First quarter 2005 rolled products sales volumes of 45,600 tonnes increased by 8% from 42,400 tonnes in the same period a year ago as a result of the continued ramp-up of the new Huntingdon, TN, West plant and strong product demand. The realized primary aluminum price of $0.92/lb. increased by 16% in the quarter compared with $0.79/lb. in the same period in 2004.

        Costs:    Total operating expenses increased to $262 million from $188 million in the first quarter of 2004. Cost of operations increased to $139 million from $103 million in the same period last year mostly as a result of the inclusion of Noranda's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs. Cost of purchased raw materials increased to $111 million from $76 million in the first quarter of 2004. Cost of raw materials increased along with the rise in aluminum prices. The operating cash cost per pound of primary aluminum metal production, net of metal premiums and by-product credits was $0.59/lb. in the first quarter of 2005, increased from $0.57/lb. for the same period in 2004. The cost per pound at the rolled products division was 2% higher in the first quarter of 2005 compared with the same period in 2004.

        Income generated by operating assets:    First quarter 2005 operating income for the Aluminum Business was $35 million compared with $16 million for the first quarter of 2004. The $19 million increase was mainly due to the impact of higher metal prices, higher volumes and increased metal premiums and fabrication margins.

        Production:    In the first quarter of 2005, primary aluminum production of 61,400 tonnes, compared to 61,200 tonnes in the same period in 2004. For the rolled products operations, shipments were 45,600 tonnes for the first quarter compared with 42,400 tonnes for the 2004 first quarter, representing an 8% increase from last year.

Integrated Operations

        As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party minerals and concentrates to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminum(1) (Smelting)
	Q1-05	Q1-04	Q1-05	Q1-04	Q1-05	Q1-04	Q1-05	Q1-04
	($ millions, except as noted)
Cost of operations, as reported	254	195	173	140	50	34	71	69
Non-mining costs	—	—	—	—	(24)	(20)	—	—
By-product and processing credits	(225)	(192)	(58)	(40)	(12)	(1)	(21)	(16)
Processing fee on sale of concentrates	26	23	—	—	28	35	—	—
Purchases of raw materials	—	—	—	—	—	—	28	24
Other operating and non-cash costs	26	22	18	15	8	13	3	—

Cash costs — net	81	48	133	115	50	61	81	77

Production — (000s lbs.)(2)	231,350	193,706	45,247	42,043	124,984	183,485	136,267	133,919
Cash cost per pound — $*	0.35	0.25	2.94	2.74	0.40	0.33	0.59	0.57

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q1-05 totals $139 (Q1-04 $103), which includes foil processing and other costs of $68 (Q1-04 — $34).

(2)
Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of the custom feed minerals varies with the prevailing price of the metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

NEW PRODUCTION CAPACITY UNDER DEVELOPMENT and PROJECTS UPDATE

Nickel

Montcalm Mine

        Construction activities are complete. Permanent mine ventilation facilities and effluent treatment systems were commissioned in February. Mine and concentrator performance continued to meet or exceed feasibility targets.

Raglan Mine Optimization Project

        Progress continues on the pre-feasibility and scoping phases of the conversion of the mill from autogenous to semi-autogenous grinding. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase one are expected to be $21 million. Engineering work on Phase two is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

Nickel Rim South Project

        Vent shaft sinking began in February 2005 and main shaft sinking is expected to begin in the second quarter of 2005. The permanent electrical system was placed into operation in the first quarter.

Fraser Morgan Project

        Drilling increased on Zones 10 and 11 and work progressed on the generation of a high quality inferred resource for incorporation into the mine plan. A pre-feasibility study is expected to be completed during the balance of 2005.

Koniambo Project

        The feasibility Study on the Koniambo joint venture, the Company's ferronickel project in New Caledonia, was completed in the fourth quarter of 2004 and presented to the boards of directors of the projects' partners, Falconbridge and Société Minière du Sud Pacifique S.A. (SMSP), in early 2005.

        As part of the Company's agreement with SMSP and the French Government, firm orders currently in preparation for at least $100 million in equipment and services related to the project will be submitted later in 2005, ahead of the year-end deadline. This will allow the next step in the development of the project to proceed as planned.

        Falconbridge and its partners are continuing to prepare for the construction phase by submitting the applications for permits and finalizing agreements that will assist with the financing plan. Start-up for this project is targeted for 2009.

Kabanga Project

        Subsequent to end of the quarter, Falconbridge and Barrick Gold finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, the Company will fund and conduct a $50 million work plan that will include additional exploration and infill drilling, and further technical work to update the resource model for Kabanga. the Company will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, the Company will fund the first $95 million of project development expenditures. Thereafter, the Company and Barrick will equally share joint-venture revenues and expenditures.

Copper

Collahuasi Molybdenum Circuit Project

        The engineering work of this project is 97% complete and all critical purchase orders have been placed. Start-up of the moly recovery circuit is anticipated for early 2006. The circuit will allow for the recovery of up to 12,000 tonnes per year of moly concentrates.

        Conceptual study on the second expansion of the copper concentrator at Collahuasi is continuing.

Fortuna de Cobre

        As part of the Company's review of the Fortuna deposit, the development of the exploration tunnel began in March.

Kidd Mine D Project

        Shaft sinking progress is at 94% of plan. The ramp and lateral development are at 97% of plan, with the new shaft sinking currently below the 9,000 foot level.

EXPLORATION

        During the quarter, Falconbridge and Noranda released an exploration progress report to provide an update on greenfield and brownfield exploration projects. The report described the Company's exploration strategy as one that is primarily focused on discovering and/or acquiring new nickel and copper deposits. With exploration projects around the world, Noranda has become a valued and sought-after partner in the mining industry. At present Noranda and Falconbridge have partnerships with 55 exploration and mining companies. The report can be found on the Company's website at www.noranda.com.

        The mineral reserves and resources at operations and projects are generally updated on an annual basis. Please see the Noranda 2004 Annual Report for mineral reserves and resources. There are no changes to report at this time.

MARKET REVIEW

Copper

        The LME cash copper prices ranged from a low of $1.39/lb. to a high of $1.55/lb. and averaged $1.48/lb. during the first quarter of 2005. This compares against an average of $1.24/lb. during the first quarter of 2004. The price strength is mainly attributed the low inventory levels. Exchange stocks continued their downward trend dropping 16,700 tonnes to stand at 107,500. U.S. spot metal premiums currently stand at $0.06/lb. for copper cathodes.

        At these high prices, consumers are delaying spot purchases and drawing down existing stocks. Though demand has weakened slightly in the U.S. and the European markets, Chinese imports of refined copper for January and February continued to be strong breaching the 100,000 tonne level. Chinese consumption has been supported by strong demand in the power generation sector.

        On the supply side, high copper prices are providing producers with a strong incentive to optimize production rates. However, the increase in supply growth and the expected softening in global demand conditions will not be sufficient to keep the market from registering another deficit. Analysts forecast a market deficit of 206,000 tonnes for 2005, maintaining copper's positive market profile.

Nickel

        The LME cash nickel prices ranged from a low of $6.37/lb. to a high of $7.51/lb. and averaged $6.96/lb. during the first quarter of 2005. This compares against an average of $6.68/lb. during the first quarter of 2004. The price strength is mainly attributed the physical market tightness. LME stocks remained very tight during the quarter and finished the quarter at 10,002 tonnes.

        From a fundamental perspective, analysts continue to anticipate a tight nickel market for 2005 with a forecast deficit of 16,000 tonnes. Consequently, total world primary nickel consumption is expected to increase by 2.8%.

        The stainless steel market remains on a solid footing and the high nickel alloy market continues to strengthen. Positive developments in the Chinese market include recent issues regarding the suitability of 200 series stainless steel and the resurgence of Chinese imports, pointing to restocking. Given the low level of nickel inventories, we can expect the nickel price to remain volatile. The only serious threat to the nickel price would be a significant deterioration in global economic conditions which at this point seems unlikely. Nickel prices should be well supported as inventories continue to be very low with the market remaining susceptible to supply-side disruptions.

Zinc

        The LME cash zinc prices rose sharply in the quarter, peaking at $0.65/lb. before settling back to $0.61/lb. at the end of March. The average for the quarter was $0.60/lb., up $0.11/lb. from the first quarter of 2004. The price strength is mainly attributed to investment fund buying based on expectations for further US dollar weakness and the continuing positive outlook for zinc fundamentals. A supply deficit caused LME stocks to fall 58,000 tonnes during the quarter to 570,600 tonnes, most of which is destined for consumption in China. U.S. spot metal premiums are currently in the $0.04/lb to $0.0425/lb. range.

        Global zinc mine supply continues to fall short of smelting capacity thereby constraining refined zinc metal supply. Refined zinc output is estimated to have increased by less than 3% in 2004. Similar low growth rates are expected this year. Demand, as estimated by ILZSG, recorded impressive growth in 2004 at 5.9%, led by a 14% increase in China and a 10% gain in apparent consumption in the United States. While global demand growth is expected to ease to less than 4% this year, the metal balance should remain in deficit resulting in ongoing LME stock reductions.

Aluminum

        The aluminum market continues to demonstrate strength, most notably in the U.S. and China. The average LME cash price during the quarter of $0.86/lb. represents a $0.11/lb. increase from the same quarter a year ago. In the U.S., reported delivery premiums are steady at $0.07/lb., up $0.02/lb. from the same period in the year prior. Premiums in the U.S. should remain at these strong levels given the current healthy demand for metal in the North American market.

        LME aluminum warehouse stock levels continued the sharp decline that began in 2004 with first quarter removals totaling almost 150,000 tonnes. Other reported inventories such as unwrought producer stocks reported to the International Aluminium Institute and Comex are relatively unchanged from the year end.

        The focus remains on China and actions taken by their central government to curb development of both aluminum and alumina productive capacity. Despite high energy costs, increased raw material costs, the removal of VAT tax rebates and the implementation of a 5% export tax, there continues to be year-over-year increases in the amount of aluminum exported from China. There are indications that the Chinese government may consider further increasing the export tax in an effort to curb domestic production. This should provide additional support to the global market.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

        Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $451 million during the first quarter of 2005. Cash and cash equivalents was up from year-end 2004 to $1.0 billion. The Company currently also has about $1.0 billion of undrawn committed bank lines. Total debt was $3.3 billion at the end of the period. The net-debt-to-capitalization ratio was reduced to 35% from 39% at year-end 2004.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects and Kidd Mine D copper project totaled $62 million during the first quarter. For 2005, the Company's projected capital investments total $681 million, including $416 million in new production capacity. The major components of the capital investment program are shown in the following table:

Business	Growth Project	2005F	2004
Nickel	Koniambo project	$146	$57
Copper	Kidd Mine D project	$86	$127
Nickel	Nickel Rim South project	$61	$96
Copper	Collahuasi molybdenum circuit	$18	$—
Copper	El Morro project	$17	$—
Copper	Lomas Bayas	$8	$—
Nickel	Raglan milling circuit expansion	$21	$—
Nickel	Kabanga project	$15	$—
Sustaining capital and other		$309	$386

Total capital investments		$681	$666

F=Forecast

Significant Future Obligations

        Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

	Payments by Year
Nature of obligation:	Apr.-Dec. 2005	2006	2007	2008	2009	Thereafter	Total
	($ millions)
Total debt*	583	353	327	255	79	1,551	3,148
Capital leases	1	2	3	1	1	9	17
Operating leases	21	23	18	14	9	21	106

Total	605	378	348	270	89	1,581	3,271

*
excludes preferred share liabilities

Off-Balance-Sheet Arrangements

        Noranda does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the first quarter of 2005 and 2004 are summarized as follows:

Quarter ended March 31, 2005:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	53	15	—	36	—
Noranda Income Fund	Trading activity	—	1	7	1	6
Antamina	Trading activity	—	—	50	—	39
Other Affiliates	Power Supply Contract	—	—	31	—	—

Quarter ended March 31, 2004:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	35	12	—	22	—
Noranda Income Fund	Trading activity	—	—	8	—	6
Antamina	Trading activity	—	—	24	—	20
Other Affiliates	Power Supply Contract	—	—	32	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Change in Accounting Standards

        Effective January 1, 2005, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debenture and preferred shares (CICA 3860) and variable interest entities (AcG -15).

a)    Convertible Debentures

        The principal amount of Noranda's outstanding convertible debentures of Cdn$150 million due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with amended standard under CICA 3860, Noranda has presented the liability component of its convertible debenture as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debenture and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debenture over time are recorded as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43 million, increase liability component of convertible debenture by $98 million, decrease equity by $46 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard reduced earnings by $1 million and $1 million for the three months ended March 31, 2005 and March 31, 2004 respectively.

b)    Preferred Shares Series H

        Noranda has $Cdn150 million of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Noranda common shares after a specified date and were previously reported as equity instruments in accordance with its legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Noranda. The dividends paid are reported as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14 million, increase liabilities by $122 million, decrease equity by $99 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard reduced earnings by $1 million for the three months ended March 31, 2005 (2004 — nil).

c)     Variable Interest Entities ("VIEs")

        Effective January 1, 2005, Noranda adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires Noranda to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

        As a result of the new standard, Noranda has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from Noranda. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 million and increase current liabilities by $17 million with no impact on opening retained earnings. The impact of the adopting AcG-15 on the balance sheet as at March 31, 2005 and consolidated statement of earnings for the quarter ended March 31, 2005 is nominal and no new significant VIEs were identified during the quarter.

Financial Instruments and Other Instruments

        Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

        Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda hedges up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below.

	2005		2006 and beyond		Totals as at March 31, 2005
	Amount	Rate	Amount	Rate	Amount	Rate	Unrealized Gain/(Loss)	YTD Realized Gain/(Loss)
	(positions are in millions of Cdn$, Gain/loss are in millions of US$)
Noranda Inc.	$170	1.5000	$12	1.5157	$182	1.5011	$30	$9
Falconbridge*	$169	1.3709	$0	0.0000	$169	1.3709	$17	$11

Total	$339	1.4356	$12	1.5157	$351	1.4384	$47	$20

*
Falconbridge's totals include gains/(losses) on foreign exchange option contracts.

        Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

        Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest rate management

        Noranda enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	63

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at March 31, 2005 was $45 million of which $33 million related to the currency component of the swap and $12 million related to the interest component.

(2)
Includes the fair value of $33 million related to the cross currency interest rate swap discussed above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Noranda does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

ADDITIONAL INFORMATION

Outstanding Shares

        Subsequent to the end of the quarter, Noranda announced on April 29, 2005 that it had completed its previously announced issuer bid and on May 6, 2005 announced that it was in process of completing its previously announced merger offer to Falconbridge minority common shareholders. In the table below, the column labeled Proforma reflects the resulting changes to the Company's share structure from the completion of the issuer bid and the number of Noranda common shares to be issued to Falconbridge minority shareholders who validly deposited their Falconbridge common shares to Noranda's merger offer by the closing date of May 5, 2005.

(000s shares)	As at March 31, 2005	Proforma
Common Shares (undiluted)	297,488	337,754
Preferred Shares Series F	3,246	3,246
Preferred Shares Series G	8,754	8,754
Preferred Shares Series H	6,000	6,000
Junior Preferred Shares Series 1	—	20,000
Junior Preferred Shares Series 2	—	20,000
Junior Preferred Shares Series 3	—	10,000

        Additional information relating to Noranda, including Noranda's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

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  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS